Employment Agreement

Effective January 16, 2006

This Agreement is between:

Sungold International Holdings Corp.,
(hereinafter referred to as SIHC)
500 Park Place, 666 Burrard Street
Vancouver, B.C., CANADA V6C 3P6

And,

Racing Unified Network (R.U.N.) Inc.
(hereinafter referred to as RUN)
500 Park Place, 666 Burrard Street
Vancouver, B.C., CANADA V6C 3P6

And,

Richard Henley
(hereinafter referred to as RH)
2260 West 2nd Avenue, Apt. 405
Vancouver, BC, CANADA V6K 1H9

Whereas, Richard Henley (RH), is to be appointed as General Manager of Commercial Advertising of RUN, reporting directly to Larry Simpson, President and CEO of RUN, with the responsibility of organizing, selling, and managing the Commercial Advertising.

Now therefore and in consideration of the foregoing, it is hereby agreed as follows:

  RH is hereby appointed to the position of General Manager of Commercial Advertising for
  RUN.
  RH shall receive an annual salary of $50,000 paid bi-monthly on the first and fifteenth of each month commencing on the start date as mutually agreed.
  RH shall receive an allocation of 100,000 Class A Common shares of the parent company, Sungold International Holdings Corp., upon signing of this agreement.
  Upon signing of this agreement, RH shall be issued an option to purchase at any time before March 31st 2007 from Sungold International Holdings Corp. Treasury 200,000 unrestricted Class A Common shares (trading symbol SGIHF) at Sixty-five cents US funds ($0.65 US) per share without restriction and tradable upon issuance.
  RH shall receive a commission of 15% of the first $1,000,000 of advertising revenue collected, 10% of all advertising revenue collected in excess of $1,000,000, to an annual personal maximum of $550,000. The above RH salary is to be deducted from commissions earned.

  Additional employees will be added as it becomes necessary and recommended by RH, and they will report to and be responsible to RH. RUN will pay their salaries as agreed, but commissions for them as determined by RH, will be paid from the total commission percentages earned as per the above point.
  Reasonable, or pre-approved expenses incurred by RH on behalf of the company shall be reimbursed by the company.
  RH shall be entitled to three weeks holiday per year, but only as work permits, and no more than two weeks consecutively.

TERMINATION

This agreement may be terminated by a majority vote of the Management Committee if ratified by the Board of Directors in accordance with Employment Standards Law, in which case the stock option rights remain in force as specified until their expiration date.

RH may resign at any time in which case no further payments are owing. If RH resigns, the stock options in force expire within two months of the resignation notice.

EFFECTIVE DATE

This agreement shall be in full force and effect immediately upon acceptance as signed and witnessed below.

The parties agree that an executed copy received by telefax will represent a completed agreement.

This agreement has been approved and accepted by the following individuals who have full and complete authority to legally bind each party respectively:

Sungold International Holdings Corp.,

/s/ T. Keith Blackwell
T. Keith Blackwell, Chief Financial Officer

Witnessed by: /s/ Paul Coulter

Paul Coulter
Print Name:

And,

Racing Unified Network (RUN) Inc.,

/s/ Larry Simpson
Larry Simpson

Witnessed by: /s/ Paul Coulter

Paul Coulter
Print Name:

And,

/s/ Richard Henley
Richard Henley

Witnessed by: /s/ Dawn M. McNamerz

Dawn M. McNamerz
Print Name:

Dated this 16th day of January, 2006.